UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 7, 2020

We hereby inform as a Relevant Information Communication the publication of two additional reports with respect to the single agenda item for the General Shareholders' Meeting of Graña y Montero S.A.A. to be held at first call on February 3, 2020 at 10:30 a.m., according to the Relevant Information Communication presented today, January 6, 2020, under files 2020000319 and 2020000320 respectively.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 7, 2020

For: Daniel Urbina
        Chief Legal Counsel
        Graña y Montero S.A.A.

From: Miranda & Amado Abogados

Matter: Withdrawal of the arbitration request before ICSID

Date: January 6th, 2020

The purpose of this memorandum is to absolve the inquiry made by Graña y Montero S.A.A. (“GyM”) regarding the possibility of filing a new arbitration request before ICSID and against the Peruvian State under the Concession Agreement “Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano” (“Concession Agreement”),  in exercise of Gasoducto Sur Peruano S.A.´s (“GSP”) rights pursuant to section 1219 4) of the Peruvian Civil Code, after having withdrawn the request for arbitration filed on October 18, 2019 (the “Request for Arbitration”).
I	CONCLUSIONS

1.
GyM is entitled to file a new arbitration request against ICSID in exercise of GSP´s rights under the Concession Agreement and pursuant to section 1219 4) of the Peruvian Civil Code (acción oblicua o subrogatoria).

2.
The withdrawal of the Request for Arbitration under Rule 8 of ICSID Institution Rules does not imply a waiver by GyM to submit in the future the controversy before ICSID nor to its material rights claimed in such arbitration request (mainly, the payment to GSP of  the net book value of the concession assets).

3.
As for the direct negotiation procedure, it is not mandatory to begin with the Peruvian Economy and Finance Ministry a new direct negotiation procedure under the Concession Agreement as condition to file a new arbitration request before ICSID provided that the controversy to be submitted to arbitration is the same that was submitted to the direct negotiation procedure that was initiated in December 2018.

4.	The filling fees of US$ 25,000 paid for the prior arbitration request will not be reimbursed. Therefore, GyM will have to pay the corresponding filling fees of any new arbitration request.

II	ASSESSMENT

A.	Consequences of the arbitration request withdrew

On December 27th, 2019 GyM communicated to ICSID the withdrawal and abandon, under Rule 8 of ICSID Rules of Procedure for the Institution of Conciliation and Arbitration Proceedings (“ICSID Institution Rules”), of the arbitration request filed on October 18, 2019 in exercise of GSP´s rights against the Peruvian State.

Rule 8 establishes the following

“The requesting party may, by written notice to the Secretary-General, withdraw the request before it has been registered. The Secretary-General shall promptly notify the other party, unless, pursuant to Rule 5(1)(b), the request had not been transmitted to it.”

Rule 8 establishes that it is possible to withdrawal the arbitration request before its registration, such as it occurred in this case with the Request for Arbitration. Despite Rule 8 does not provide the consequences of such withdrawal, several commentators indicate that the withdrawal does not imply the abdication to the consent to submit the controversy to arbitration before ICSID nor a waiver of the substantive rights included in the arbitration request1.

Additionally, provided however that the language of the withdrawal of the Request for Arbitration provides that GyM “withdraws and desists from the arbitration request”, such withdrawal does not imply an abdication to submit to arbitration the controversy before ICSID in the future nor a waiver to the substantive rights. As a general principle, a waiver (desistimiento) may not be presumed and therefore the corresponding document shall establish its content and scope. In this case, the wording of the withdrawal clearly establishes that GyM only desisted regarding the arbitration request already filed, that is from the proceeding which, if the Request for Arbitration had been registered, would have began the arbitration procedure before ICSID.

Notwithstanding the above, GyM is not entitled to waive to the substantive rights referred in the arbitration request because section 1219 4) of the Peruvian Civil Code – under which GyM filed the Request for Arbitration in exercise of GSP´s rights – does not authorize GyM as GSP´s creditor to dispose of GSP´s rights against the Peruvian State under the Concession Agreement.

According to such rule, GyM is not entitled to dispose GSP material rights and can only exercise its debtor´s rights (GSP in this case). Therefore, the withdrawal of the Request for Arbitration only affects the specific proceeding it refers to but not the material rights which GyM, GSP or any of the latter creditors may invoke in the future.

Consequently, the withdrawal of the Request for Arbitration  which was filed by GyM in exercise of GSP´s rights pursuant to the indirect action (acción oblicua o subgrogatoria) does not imply a waiver that would prevent GyM, in exercise of the same action, to submit the same dispute to ICSID arbitration in the future or a waiver to the material rights of such request.

1 “19. Withdrawal of request. A claimant may unilaterally withdraw its request only up to the registration date (Rule 8 of the Institution Rules). Thereafter, the proceedings may only be discontinued with the respondent's consent. The lodging fee will not be refunded in case of a withdrawal. Withdrawal of the request does not constitute withdrawal of a consent to arbitrate in general, and of the object of the request in particular” (ICSID Convention, Chapter IV, Section 1, Article 36 [Request for arbitration] Concise International Arbitration (Second Edition) (Mistelis (ed.); Aug 2015)Daniel Robert Kalderimis; Noah Rubins; Ben Love)
“Importantly, discontinuance of the proceedings does not dispose of the legal issues in dispute; the claimant is free to raise the same claims in a subsequent dispute. Specifically, the proceedings may be discontinued if the claimant (i) fails to pay the necessary registration fees or meet other formal requirements related to its request for arbitration; (ii) fails to pay the advance on costs for the arbitration; (iii) fails to submit its Statement of Claim or otherwise carry on with the arbitration; or (iv) voluntarily withdraws his claims.” (Chapter 10: Special Procedures and Procedural Innovations The International Arbitration Rulebook: A Guide to Arbitral Regimes (Ali, Wessel, de Gramont, et al.; Oct 2019)

B. Direct Negotiation under the Concession Agreement

Section 18.2 of the Concession Agreement provides that any controversy shall be solved by direct negotiation (trato directo) between the parties. As for the international arbitration before ICSID, the direct negotiation shall be of at least 6 months. Such term shall be counted from the date when the requesting party notifies the beginning of such direct negotiation to the Peruvian Economy and Finance Ministry (as responsible of the System of Coordination and Response of the Peruvian State under international investing controversies).

In this case, GyM notified the Peruvian Economy and Finance Ministry on December 21, 2018 thus beginning the direct negotiation.

ICSID did not issue a decision regarding either accepting or denying registration  of the Request for Arbitration before GyM withdrew such request under Rule 8.

Neither the ICSID Rules nor the Concession Agreement mandates that GyM must restart the direct negotiation because of the withdrawal of the Request for Arbitration.

In our view, in the same manner that the withdrawal of the Request for Arbitration under Rule 8 does not imply a waiver to submit the controversy to arbitration in the future , nor does it imply a waiver to the substantive rights referred in the Request for Arbitration; it shall also not  imply a waiver to the already started direct negotiation. What shall be relevant is that the controversy has been subject to a direct negotiation according to the Concession Agreement, and for the minimum term established by such agreement, which has occurred in the present case.

Therefore, provided that the controversy subject of the new arbitration request is the same controversy that was subject to the direct negotiation that began on December 2018, in our view, it is not necessary for GyM to begin a new direct negotiation procedure for a term of 6 months to file a new arbitration request. If new controversies are to be included in such new arbitration request, a new direct negotiation shall take place before submitting such controversies to arbitration before ICSID.

In accordance to the Concession Agreement, the arbitration request before ICSID shall be rejected in order to begin an arbitration procedure under the UNCITRAL rules. This has not occurred in this case with the Request for Arbitration.

Consequently, it is necessary that ICSID rejects a new arbitration request in order to begin an arbitration procedure under the UNCITRAL rules.

C. Registration fees payment

GyM paid US$ 25,000 to ICSID through a banking transaction for the registration fee corresponding to the Request for Arbitration filed on October 18th, 2019.

In accordance with Rule 16 of ICSID Administrative and Finance Rules, the registration fee is not subject to reimbursement. Therefore, a new registration fee payment is required if GyM decides to file a new arbitration request.

Lima, January 6th, 2020

Sirs

GRAÑA Y MONTERO S.A.A.

Ref.- Provision deduction of bad debt related to the account receivable regarding Gaseoducto Sur Peruano S.A.

Dear Sirs,

We are pleased to provide our tax analysis regarding the deduction of bad debt corresponding to the account receivable recorded by GRAÑA Y MONTERO S.A.A. (hereinafter, GyM) to its debtor Gaseoducto Sur Peruano S.A. (hereinafter, GSP).

I.	BACKGROUND

1.	According to the information provided, GyM has an account receivable recorded against GSP for US$ 180 million.

2.
The funds to be recovered on an arbitration request filed before the International Centre for Settlement of Investment Disputes - ICSID against the Peruvian State would have satisfied such account receivable. The arbitration sought a sum equivalent to the Net Book Value of the assets of the concession project “Mejoras a la Seguridad Energética del País y Desarrollo del Gaseoducto Sur Peruano”.

However, GyM has withdrawn its arbitration request before ICSID as a condition imposed by the Peruvian Prosecutor, in order to benefit from a plea agreement in relation to the named “Club de la Construcción” and “Lava Jato” investigations. Additionally, GyM has agreed to not to request such arbitration again.

By withdrawing its arbitration request, the Net Book Value of the assets of the concession project “Mejoras a la Seguridad Energética del País y Desarrollo del Gaseoducto Sur Peruano” are virtually impossible to recover.

3.	Considering the previous facts, we were ask whether the account receivable of approximately US$ 180 million against

GSP meets the conditions for its record as bad debt and its categorization as tax deductible.

II.	ANALYSIS

1.	Requirements to accept bad debt as tax deductible

1.1. Article 37 of the Peruvian Income Tax Law (hereinafter, the LIR) establishes that in order to established the third-category net income, the expenses needed to produce and maintain the asset shall be deducted from the gross income.

Among the deductions permitted by the LIR, paragraph i) of the abovementioned article 37 establishes that write-offs for bad debts and equitable provisions for the same purpose are deductible to determine net income. Commonly, a company should record the provisions of bad debt as losses due to the impossibility to collect the accounts receivable recorded in its assets.

1.2. The LIR Regulation sets forth several requirements for both the deduction of the bad debt provision and the write-off of such provision. If all requirements are not met, the bad debt provision will not qualify to be tax deductible on the third-category net income.

Under the current legal framework, the following are not considered bad debt:

-	Debt transactions between related parties.

Debt transactions will be considered as related parties transactions, in accordance with Article 21(f)(3) of the regulation, if after the conclusion of the legal act that created the obligation, there is a modification in the ownership of the debtor or creditor, either through an assignment of a contract or a business reorganization or other legal act, which results in the parties becoming related.

Parties are considered related parties when one of the situations provided for in Article 24 of the Regulation occurs. For example, (i) when more than 30% of the debtor's capital is owned directly or indirectly by the creditor; (ii) when both parties have common managers or administrators who have decision-making power in the financial, operational and/or commercial agreements to be adopted; or, (iii) when one company has a dominant influence on the decisions of the administrative bodies of the other.

-	Debts guaranteed by companies in the financial and banking system, security rights, cash deposits or purchase and sale with a title reservation agreement.

With regard to security rights, it should be noted that, under article 21(f)(4) of the LIR Regulation, debts are deemed backed when security rights are granted or personal property and/or real state property of the debtor or third party is granted. However, if at the time of enforcement of the security or guarantees given, a part of the debt remains unpaid, it may be classified as bad debt.

-	Debts that have been subject to renewal or express extension.

For these purposes, debts subject to renewal are considered to be: (i) those of which a rescheduling, refinancing or restructuring of the debt occurs or any other payment option is granted; and, (ii) those matured debts of a debtor to whom the same creditor has granted new credits.

Notwithstanding the foregoing, once the maturity date of the renewed or extended debts has expired, the provision for such debts may be tax deductible as long as it is verify that they qualify as bad debt and as long as they comply with the requirements detailed below.

1.3. Although the categorization of an account receivable of a debt as bad debt may respond to criteria adopted by management, law determines the tax deductibility of the bad debt provision as an expense.

In this regard, Article 21(f) of the LIR Regulation provides the following rules for the recording of bad debts:

●	The nature of the debt should be verified at the time the account receivable is created.

●	In order to categorize the account receivable as bad debt, the following is required:

a)	To credit, with respect to the overdue debt, the existence of financial difficulties of the debtor that make the risk of default foreseeable, by means of any of the following forms:

i.	Periodic analysis of the credits granted or by other means.

ii.	Delinquency of the debtor by means of documentation evidencing collection efforts[1] after the due date of the debt.

iii.	The protest of documents, or the initiation of judicial (or arbitral) collection procedures.

iv.	That more than twelve (12) months have elapsed since the due date of the obligation without the obligation having been satisfied.

In effect, under any of the instances described above, the probable default of the debt can be accredited.

b)	That the bad debt account receivable, at the end of each financial year, is correctly labeled and separated in the Balance Sheet Book.

1 By Resolution N° 20274-9-2012, the Tax Court establishes that as for the collection efforts of the debt, the income tax does not establish a special procedure to facilitate such collection. According to other jurisprudence, the collection efforts could be done by other means such as written form, conference calls, in person, emails, text messages, among others, provided however its perform and reception is provable. The collection efforts shall be demonstrated as well as the time it occurs.

In this regard, jurisprudence of the Tax Court states that the account receivable corresponding to bad debts can be indicated in a general fashion the Balance Sheet Book. It is possible to maintain a disaggregate validly in other books and records, as well as in auxiliary records or loose sheets -provided that these have been previously and timely legalized by a notary-, thus complying with the formality imposed by the rules of the LIR2.

The account receivable, in terms of the amount, is considered equitable if it is related to the part or total of the bad debt.

1.4. The essential when determining an account receivable as bad debt, is to prove accurately the probable bad debt, either by means of collection documents, the protest of documents (such as bills of exchange), the processing of judicial (or arbitral) collection procedures or the age of the debt greater than twelve (12) months from its due date; and at the same time, to comply with the formal obligation to record such debt in a discriminatory manner.

1.5. If the account receivable meets the requirements described above, it will be deductible of the net income tax for the year in which the bad debt provision was recorded and the requirements were met.

2.	Tax deductibility of the account receivable of GyM from GSP.

2.1. In the case of GyM's US$180 million account receivable from GSP, we believe that all material legal requirements for provisioning and deductibility would be met, as follows:

-	GyM and GSP are not related parties. As reported, the percentage of participation that GyM has in GSP does not exceed 30% to qualify as related entities through ownership.

We have also been confirmed that both companies are not related parties through control, considering: i. there are no managers or administrators in common who have decision-making power in the financial, operational and/or commercial agreements that are adopted; and, ii. GyM does not exercise a dominant influence on the decisions of the administrative bodies of GSP.

2 Resolutions of Tax Court N° 11284-8-2015, 7228-3-2015, 10970-2-2012, 6847- 4-2012, among others.

-
The existence of financial difficulties of GSP that makes the risk of default probable. GSP's financial difficulties are public and notorious, given that the Peruvian State terminated the concession contract from which it was to obtain funds for the payment of debt contracted with GyM, and that the risk of default has been aggravated by the aforementioned withdrawal of the request for arbitration.

It should be noted that, in our opinion, the above-mentioned withdrawal of the request for arbitration cannot be interpreted as an act of release, given that: 1) the debt has not been forgiven and; 2) the withdrawal of the request for arbitration responds to a requirement of a state entity and aims to achieve a greater benefit than that which would be obtained from the collection of the debt, that is to say, that GyM can avail itself of the benefits of a plea agreement.

In addition, we have been informed that the account receivable is made up of services provided by GyM to GSP. These services have been provided until December 31, 2016, so that, as of 2019, the debt would be more than twelve (12) months old, counted from the date in which the terms for the payment of the mentioned services expired.

It is important to mention that the verification of the twelve (12) month maturity requirement is more than sufficient to carry out the corresponding provision, and it is no longer necessary to document the credit risk of GSP or to demonstrate the initiation of legal or arbitration collection actions.

-
The debts are not guaranteed or secured and have not been renewed after December 31, 2016. Indeed, according to the information provided, there is no guarantee of payment of the outstanding debt to GSP.

2.2. Having fulfilled the aforementioned legal requirements, GyM should demonstrate compliance with the formal requirements for the tax deduction of the bad debt. For these purposes, the bad debt should be provisioned in the financial year in which it is to be deducted. Similarly, the provision should be included in the Inventory and Balance Sheet Book at the end of the financial year in which the deduction is made, in a differentiated manner.

III.	Conclusions

1.	Bad debts may be deducted in the fiscal year in which the accounting provision is made, provided that the tax requirements set forth in Article 37(i) of the LIR and its regulations are met.

2.
The account receivable that GyM has against GSP complies with the substantial requirements for its provision and tax deduction, given that: 1) it is a debt contracted between unrelated parties; 2) the debt has not been guaranteed; 3) the debtor's financial difficulties is accredited; 4) the collection arbitration actions have been initiated and have been withdrawn due to the requirement of the Public Ministry - which certainly leads to the default of the claim- and; 4) the debt would be more than twelve (12) months mature (which accredits the risk of default).

3.
Therefore, the bad debt may be provisioned in the current fiscal year 2019, and such provision may be deducted for the purpose of determining the net income tax of said fiscal year. It should be noted that, for this purpose, the provision should appear at the end of the financial year in the GyM Balance Sheet Book, in a differentiated manner.

Should you have any additional question, do not hesitate to contact us.

Best regards,

/s/ Leonardo López Espinoza
Leonardo López Espinoza